SCHEDULE 13D

                          (Rule 13d-101)

        Information to be Included in Statements Filed Pursuant to
                      Rule 13d-1(a) and
           Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                      QUALITY DINING, INC.
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                       (Name of Issuer)

                  COMMON STOCK, NO PAR VALUE
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                (Title of Class of Securities)

                       74756P 10 5
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                      (CUSIP Number)

                  DANIEL B. FITZPATRICK
                  QUALITY DINING, INC.
                4220 EDISON LAKES PARKWAY
                MISHAWAKA, INDIANA  46545
               TELEPHONE:  (219) 271-4600
               FACSIMILE:  (219) 243-4393
----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                       MAY 15, 2001
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   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74756P 10 5

(1)	NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Daniel B. Fitzpatrick

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	[   ]
(b)	[   ]

(3)	SEC USE ONLY ____________

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) ____PF___

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) [    ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION _____United States

Number of 			(7)	SOLE VOTING POWER			   2,362,209*
Shares Beneficially	(8)	SHARED VOTING POWER		         -0-
Owned by Each		(9)	SOLE DISPOSITIVE POWER		   2,362,209*
Reporting Person With	(10)	SHARED DISPOSITIVE POWER		   -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,362,209*

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ____20.3%__

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) ______IN___

*Includes presently exercisable stock options to purchase 23,200 shares.


INTRODUCTORY STATEMENT

This Statement constitutes Amendment No. 4 to the Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, and Amendment No. 3 to Schedule 13D, filed on March 1, 2001 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value of the Company (the "Common Stock"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to add the following paragraph at the end of such Item:

On May 15, 2001, the Stock Sale Agreement dated February 28, 2001 between Mr. Fitzpatrick and NBO, LLC was automatically terminated in accordance with its terms because the Purchase and Sale Agreement dated February 28, 2001 between the Company and NBO, LLC was terminated before any closing. The Purchase and Sale Agreement terminated on May 15, 2001 because all closing conditions could not be satisfied.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2001
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/s/ DANIEL B. FITZPATRICK
--------------------------
(Signature)


DANIEL B. FITZPATRICK
---------------------
(Name)